

May 18, 2021

Scott Staples
Chief Executive Officer
FIRST ADVANTAGE CORP
1 Concourse Parkway NE, Suite 200
Atlanta, Georgia 30328

> **Re: FIRST ADVANTAGE CORP**
> **Amendment No. 1 to Draft Registration Statement on Form S-1**
> **Submitted May 7, 2021**
> **CIK No. 0001210677**

Dear Mr. Staples:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form S-1

Risk Factors, page 19

1. We note your revised disclosure on page 117 regarding the multiple FTC consent decrees to which you remain subject and that failure to comply with the decrees and/or relevant law or regulations may subject you to increased risk. Please add related risk factor disclosure where applicable.

Certain Relationships and Related Party Transactions, page 143

2. We note that you are party to a Services Agreement with your Sponsor that you intend to amend in connection with this offering. Please quantify the fee payable to your Sponsor under the agreement and ensure that the amended agreement is filed. Refer to Item

601(b)(10) of Regulation S-K. Alternatively, please tell us why you are not required to do so.

Please contact Taylor Beech at 202-551-4515 or Mara Ransom at 202-551-3264 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Kenneth B. Wallach, Esq.